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UNITED STATES
... AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Medtech Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4155 Ferncreek Drive
(No. and Street)

Fayetteville (City) NC (State) 28314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Abbes, President (800) 682-7971
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

111 Congress Avenue, Suite 100, Austin, TX 78701
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, Jay Abbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Medtech Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

NELSON
of Texas
My Commission Expires
AUGUST 1, 2003

Signature

President

Title

Nancy M. Nelson

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Table of Contents



111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report

The Board of Directors
MedTech Investments, Inc.:

We have audited the financial statements of MedTech Investments, Inc. (Company) as listed in the accompanying index under "Financial Statements" that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedTech Investments, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 25, 2002





MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	130,686
Prepaid expenses		2,646
	$	133,332
Liabilities and Stockholder's Equity		
Payable to parent company	$	39,207
Accounts payable and other liabilities		6,600
Total liabilities		45,807
Stockholder's equity:		
Common stock, $.01 par value, authorized 11,000 shares, 5,375 shares issued and outstanding		54
Additional paid-in capital		10,000
Retained earnings		77,471
Total stockholder's equity		87,525
	$	133,332

See accompanying notes to financial statements.

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Statement of Operations

For the Year Ended December 31, 2001

Revenue:		
Commissions	$	3,075
Other		3,817
Total revenue		6,892
Expenses:		
Professional fees		7,602
Licensing fees		11,208
Other		33,524
Total expenses		52,334
Loss before income tax benefit		(45,442)
Income tax benefit:		
Federal		(15,905)
State		(2,045)
Total income tax benefit		(17,950)
Net loss	$	(27,492)

See accompanying notes to financial statements.

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Statement of Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 54	10,000	104,963	115,017
Net loss	-	-	(27,492)	(27,492)
Balance at December 31, 2001	$ 54	10,000	77,471	87,525

See accompanying notes to financial statements.

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(27,492)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in other receivable		8,650
Decrease in prepaid expenses		6,753
Decrease in accounts payable and other liabilities		(10,035)
Net cash used in operating activities		(22,124)
Cash flows from financing activities:		
Increase in payable to parent company		25,941
Net cash provided by financing activities		25,941
Net increase in cash and cash equivalents		3,817
Cash and cash equivalents at beginning of year		126,869
Cash and cash equivalents at end of year	$	130,686

Disclosure of accounting policy:
For purposes of the statement of cash flows, cash and cash equivalents include cash and highly liquid investments with an original maturity of ninety days or less.

See accompanying notes to financial statements.

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Notes to Financial Statements

December 31, 2001

(1) Organization

MedTech Investments, Inc. (the Company) was incorporated on December 23, 1987 under the laws of the State of North Carolina. The Company is engaged primarily in the sale of partnership interests in certain medical equipment partnerships sponsored by a related corporation (see Note 5). The Company is a wholly owned subsidiary of Lithotripters, Inc. (Litho) which is a wholly owned subsidiary of Prime Medical Services, Inc. (Prime). The common stock of Litho was acquired by Prime on March 17, 1998.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

The Company does not carry or clear customer accounts, and does not hold customer funds or securities. Customer transactions are executed between the buying and selling parties.

(b) Revenue Recognition

Commission revenue earned on the sale of limited partnership interests is recorded on a trade-date basis.

(c) Federal Income Taxes

The Company is included in Prime's consolidated tax return as a wholly owned subsidiary. The Company has recognized current federal income tax benefit of $15,905 and state income tax benefit of $2,045 for the year ended December 31, 2001 for financial reporting purposes. There were no deferred tax assets or liabilities as of December 31, 2001. Based on an informal tax allocation agreement with Prime, the Company is allocated federal income taxes at a rate of 35 percent of pre-tax earnings. Under this agreement, the Company is charged with any tax expense or credited with any benefit in the year incurred.

(d) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Notes to Financial Statements

December 31, 2001

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum "net capital" to satisfy rule 15c3-1. At December 31, 2001, the minimum "net capital" requirement for the Company was $5,000. "Net capital" at December 31, 2001 aggregated $84,879. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1 at December 31, 2001.

(4) Subordinated Liabilities

The Company had no liabilities subordinated to claims of general creditors at December 31, 2001, and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

(5) Related Party Transactions

Prime is general partner in certain of the limited partnerships sold by the Company's private placement offerings. Certain administrative and management functions are provided to the Company by Prime. Additionally, Prime incurs certain operational expenses on behalf of the Company. Cumulative amounts payable to Prime for administrative functions and operational expenses incurred by Prime on behalf of the Company were $13,990 as of December 31, 2001. The remaining balance of payable to parent company per the accompanying statement of financial condition represent a cumulative liability for income tax expenses incurred in prior years.

Effective September 1, 2000, APS Financial Services, Inc (APS) was hired as a registered broker and dealer to assist the Company with operational matters. APS is an affiliate of Prime. The agreement provides for payment to APS of $2,500 per month. Amounts paid to APS for these services during the year ended December 31, 2001 was $30,000.

Schedule 1

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholders' equity	$	87,525
Less:		
Nonallowable assets:		
Prepaid expenses		2,646
Net capital	$	84,879
Aggregate indebtedness:		
Total liabilities	$	45,807
Aggregate indebtedness	$	45,807
Net capital requirement	$	5,000
Net capital in excess of minimum requirement	$	79,879
Ratio of aggregate indebtedness to net capital		0.54 : 1

A reconciliation between the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) of unaudited Net Capital and the Net Capital computation per above is not necessary because no material differences exist as of December 31, 2001.

See accompanying independent auditors' report.

Schedule 2

MEDTECH INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Lithotripters, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Computation for Determination of Reserve Requirement

The Company is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under Securities Exchange Act of 1934 as the Company carries no margin accounts, does nor otherwise hold funds or securities for, or owe money or securities to customers and has not initiated any transactions for customers during the year.

During the year December 31, 2001, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(3) of Rule 15c-3-3.

Information Relating to Possession or Control Requirements

The Company did not hold funds or securities for, or owe money or securities to, customers as of December 31, 2001; no customer transactions were initiated during the year. Therefore, possession or control requirements under Rule 15c3-3 do not apply.

See accompanying independent auditors' report.



111 Congress Avenue
Suite 1100
Austin, TX 78701


Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
MedTech Investments, Inc.:

In planning and performing our audit of the financial statements of MedTech Investments, Inc. (the Company) as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002